SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             For September 11th 2005

                         Commission File Number: 1-15154

                           ALLIANZ AKTIENGESELLSCHAFT

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                               Form 20-F |X|       Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes |_|        No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

( BW)(ALLIANZ-AG)(ALZ) Allianz-Group Repositioning - Conversion into a European Company (SE)


   MUNICH, Germany--(BUSINESS WIRE)--Sept. 12, 2005--

The Allianz Group is repositioning itself in Europe. An important cornerstone will be the merger of Riunione Adriatica di Sicurta (RAS) S.p.A. into Allianz AG. Based on a preliminary valuation, Allianz AG and RAS S.p.A. are expecting an exchange ratio range between 0.153 and 0.161 Allianz AG shares for one ordinary share of RAS, respectively for one savings share of RAS. The exact exchange ratio will be determined prior to the extraordinary shareholders meetings of RAS and Allianz AG, which are scheduled to take place by the end of January / beginning of February 2006 and which will have to approve the merger. In addition the transaction is subject to approval by the authorities.

Prior to the merger, Allianz AG will make a voluntary cash tender offer to the shareholders of RAS, offering EUR 19.00 per ordinary share of RAS and EUR 26.50 per savings share of RAS. The supervisory board of the Allianz AG and the board of directors of RAS have agreed the plan to integrate RAS and express their support for the implementation.

In the course of the cross-border merger of RAS into Allianz AG, Allianz AG will convert its legal form into a European Company (Societas Europaea). The volume of the transaction will be EUR 5.7 bn. In the amount of up to EUR 2 bn. the financing will be equity based; approximately EUR 1 bn. thereof will be placed without pre-emptive rights out of authorized capital. Furthermore, the management board of Allianz decided to consolidate the insurance activities of the Allianz Group in Germany under one German Holding Company to be newly created.

The supervisory board of Allianz AG has appointed the following individuals as new members of the management board with effect from January 1, 2006: Enrico Cucchiani, currently Chief Executive Officer of Lloyd Adriatico, Jean-Philippe Thierry, currently Chief Executive Officer of AGF, Clement Booth, currently Chief Executive Officer of Aon Re International.

Detlev Bremkamp and Dr. Reiner Hagemann will, upon their own initiative, resign from the management board with effect from December 31, 2005.

Dr. Gerhard Rupprecht, who is currently Chief Executive Officer of Allianz Leben, will assume the responsibility as Chief Executive Officer of the future Germany-Holding. As of January 1, 2006, Dr. Maximilian Zimmerer shall assume the responsibility as Chief Executive Officer of Allianz Leben, and Thomas Pleines, currently Chief Executive Officer of Allianz Suisse, shall assume the responsibility as Chief Executive Officer of Allianz Versicherungs-AG. Further information is provided in the press release.

As usual, these assessments are subject to the following caveats. End of announcement

Allianz AG
Koniginstr. 28
80802  Munchen
Deutschland

ISIN: DE0008404005 (DAX)
WKN: 840400
Listed: Amtlicher Markt in Berlin-Bremen, Dusseldorf, Frankfurt (Prime Standard), Hamburg, Hannover, Munchen und Stuttgart; EUREX; Swiss Exchange; London; Paris; NYSE

Issuer's information/explanatory remarks concerning this ad hoc announcement:

These statements are subject to the disclaimer provided below.

No Offer

This communication is for informational purposes only. It shall not constitute an offer to purchase or buy or the solicitation of an offer to sell or exchange any securities of RAS S.p.A. or Allianz AG nor shall there be any sale of securities in any jurisdiction (including the United States of America, Canada, Japan and Australia) in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe any such restrictions. In the United States of America, the solicitation of offers to exchange RAS S.p.A. securities for Allianz AG shares will only be made pursuant to a prospectus that Allianz expects to send holders of RAS S.p.A. securities. .Any solicitation of offers to sell RAS S.p.A. securities will only be made pursuant to a tender offer document approved under and pursuant to Article 102 of the Italian Securities Act. Regarding the anticipated merger Allianz and RAS S.p.A. will be required to make available certain documents for their respective shareholders in order to put them into a position to vote on the merger. Investors and holders of RAS S.p.A. securities and/or investors or holders of Allianz AG securities are urged to read the various documents cited above including any registration statement (when available) and other relevant documents that, if required by the applicable rules and regulations, will be filed with the U.S. Securities and Exchange Commission ("SEC"), as well as any amendments or supplements to those documents, because they will contain important information. Investors and holders of RAS S.p.A. securities will receive information at an appropriate time on how to obtain transaction-related documents for free from Allianz, including any registration statement (when available). The registration statement and other relevant documents, if filed with the SEC, will also be obtainable for free at the SEC's Internet web site at www.sec.gov.

Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statements by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC on April 19, 2005. We undertake no obligation to update forward- looking statements.

No duty to update

The company assumes no obligation to update any information contained herein.

   Short Name: Allianz AG
   Category Code: MSC
   Sequence Number: 41221
   Time of Receipt (offset from UTC): 20050911T174059+0100

    CONTACT: Allianz AG

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        ALLIANZ AKTIENGESELLSCHAFT


                                        By:/s/ Dr. Reinhard Preusche
                                           -------------------------------------
                                           Dr. Reinhard Preusche
                                           Group Compliance


                                        By:/s/ Dr. Giovanni Salerno
                                           -------------------------------------
                                           Dr. Giovanni Salerno
                                           Group Compliance


Date:    September 11th 2005